SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SilverBow Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

82836G102
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
15 Little West 12th Street, 4th Floor
New York, NY 10014

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82836G102	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,281,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,281,356
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,281,356
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 82836G102	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by the Reporting Person on September 23, 2022 (the “Original Schedule 13D”, and together with the Original Schedule 13D and this Amendment No. 1, the “Schedule 13D”) as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2(b)-(c) of the Schedule 13D is hereby amended and restated as follows:

(b)-(c)	The address of the business office of the Reporting Person and the Kimmeridge Principals is 15 Little West 12th Street, 4th Floor, New York, New York 10014. The principal business of the Reporting Person is to serve as the investment adviser to the Kimmeridge Accounts as well as other affiliated funds. The principal occupation of each of the Kimmeridge Principals is serving in their respective business roles on behalf of the Reporting Person.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 16, 2024, two subsidiaries of funds advised by the Reporting Person, KEF Investments, LP and KEF Fund V Investments, LP, submitted to the Issuer a joint notice of their intention to (i) nominate three individuals–Douglas E. Brooks, Carrie M. Fox and Katherine L. Minyard (collectively, the "Nominees")–for election to the Board and (ii) present a proposal to remove current director Christopher O. Majeske from the Board, each in connection with the Issuer’s 2024 annual meeting of stockholders.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:
(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 25,429,610 shares of Common Stock outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 2, 2023.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 82836G102	SCHEDULE 13D/A	Page 4 of 5 Pages

The Reporting Person entered into an agreement with each of the Nominees (the “Nominee Agreement”) whereby, among other things, each Nominee agreed to become a member of a slate of nominees and stand for election as a director of the Issuer in connection with a proxy solicitation which may be conducted by the Reporting Person and/or an affiliate thereof in respect of the Issuer’s 2024 annual meeting of stockholders. Each Nominee also agreed not to invest in the securities of the Issuer without the prior written consent of the Reporting Person and to consult with the Reporting Person in connection with any such approved purchases and not to dispose of any such securities prior to the termination of the Nominee Agreement. This description of the Nominee Agreement is qualified in its entirety by reference to the full text of the Nominee Agreement, the form of which is attached hereto as Exhibit A and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit A: Form of Nominee Agreement

CUSIP No. 82836G102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2024

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/ Tamar Goldstein
Name:	Tamar Goldstein
Title:	General Counsel

Exhibit A

NOMINATION AGREEMENT

1.                  This Nomination Agreement (the “Agreement”) is by and between Kimmeridge Energy Management Company, LLC (“Kimmeridge,” “we” or “us”) and         (“you”).

2.                  You agree that you are willing, should we so elect, to become a member of a slate of nominees (the “Slate”) of a Kimmeridge affiliate (the “Nominating Party”), which nominees shall stand for election or appointment as directors of SilverBow Resources, Inc., a Delaware corporation (the “Corporation”), in connection with a campaign (the “Campaign”) or a proxy solicitation (the “Proxy Solicitation”) that we may conduct in respect of the Corporation, whether in connection with the 2024 annual meeting of stockholders of the Corporation (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”) or otherwise. You further agree to serve as a director of the Corporation if so elected or appointed. We agree to pay the costs of the Proxy Solicitation and agree to reimburse you for any documented and reasonable out-of-pocket expenses you incur in connection with the Campaign or the Proxy Solicitation that are approved in writing in advance by us, including reasonable expenses for travel requested by us in connection therewith. If we elect to commence a Proxy Solicitation and include you as a member of the Slate, we agree to pay you: (i) a one-time fee of $50,000 promptly following the date that we submit a letter to the Secretary of the Corporation nominating you to stand for election as a director of the Corporation at the Annual Meeting; and (ii) an additional one-time fee of $50,000 (together, the “Fees”) upon the filing of a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the Proxy Solicitation naming you as a member of the Slate.

3.                  Kimmeridge agrees on behalf of the Nominating Party that, so long as you agree to inclusion on the Slate and comply with reasonable requests from Kimmeridge in such capacity, Kimmeridge will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) incurred by you in the event that you become a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, (i) relating to your role as a nominee for director of the Corporation on the Slate, or (ii) otherwise arising from or in connection with or relating to the Campaign or the Proxy Solicitation. Anything to the contrary herein notwithstanding, Kimmeridge is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate or for any claims made against you in your capacity as a director of the Corporation or actions taken by you as a director of the Corporation, if you are elected or appointed. Nothing herein shall be construed to provide you with indemnification (i) if you violate any provision of state or federal law or commit any criminal actions; (ii) if you acted in a manner that constitutes fraud, gross negligence, bad faith or willful misconduct; (iii) if you provided false or misleading information, or omitted material information, in the Questionnaire Forms (as defined in paragraph 4 below), any Nominee Information (as defined in paragraph 4 below) or otherwise in connection with the Campaign or the Proxy Solicitation; or (iv) you breach the terms of this Agreement. You shall promptly notify Kimmeridge in writing in the event of any third-party claims actually made against you or known by you to be threatened (along with any supporting documents in your possession) if you intend to seek indemnification hereunder in respect of such claims. In addition, upon your delivery of notice with respect to any such claim, Kimmeridge, in its sole discretion, shall be entitled to assume control of the defense of such claim with counsel chosen by Kimmeridge. Kimmeridge shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, Kimmeridge may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you, and (ii) an unconditional release of you from any and all liability or obligation in respect of such claim.

4.                  You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to be included on the Slate and, if elected or appointed, to serve as a director of the Corporation if such nominee later changes his or her mind and determines not to be included on the Slate or, if elected or appointed, to serve as a director of the Corporation. Accordingly, Kimmeridge is relying upon your agreement to serve on the Slate and, if elected or appointed, as a director of the Corporation. In that regard, you are being supplied with a questionnaire, the form of which was provided by the Corporation, and may be supplied with supplemental addendums to such questionnaire (collectively, the “Questionnaire Forms”) and a written representation and agreement required by the Corporation for members of the Slate at the Annual Meeting (the “Company Representation”), in which you will provide Kimmeridge with information necessary for the Nominating Party to make appropriate disclosure to the Corporation and to use in creating the proxy solicitation materials to be sent to stockholders of the Corporation and filed with the SEC in connection with the Campaign and Proxy Solicitation (collectively, the “Nominee Information”).

5.                  You agree that (i) upon request you will promptly complete, sign and return the Questionnaire Forms, Company Representation and any other Nominee Information, (ii) your Nominee Information will be true, complete and correct in all respects, (iii) you will promptly inform us in writing of any changes to the Nominee Information, and (iv) you will provide any additional information or instruments related to the Campaign and Proxy Solicitation as may be reasonably requested by Kimmeridge. In addition, you agree that you will execute and return a separate instrument confirming that you consent to being named in any proxy statement and proxy card and nominated for election or appointment as a director of the Corporation and, if elected or appointed, consent to serving as a director of the Corporation. Upon being notified that you have been chosen, Kimmeridge and the Nominating Party may forward your consent and completed Questionnaire Forms and Company Representation (or summaries thereof) and any other Nominee Information, to the Corporation. Kimmeridge and the Nominating Party may at any time, in our and their discretion, disclose the information contained therein, as well as the existence and contents of this Agreement. Furthermore, you understand that Kimmeridge may elect, at its expense, to conduct a background and reference check on you and you agree to complete and execute any necessary authorization forms or other documents required in connection therewith. You also agree to reasonably consult with us prior to taking any actions that are likely to interfere with your obligations hereunder or result in an adverse recommendation from Institutional Shareholder Services, Inc. or Glass, Lewis & Co.

6.                  You further agree that (i) you will treat confidentially and not disclose to any party any information relating to the Campaign, the Proxy Solicitation, or Kimmeridge or its affiliates; (ii) from the date hereof until the Annual Meeting, neither you nor your immediate family will purchase or sell shares in the Corporation without the written permission of Kimmeridge and that you will comply with certain compliance policies and procedures of Kimmeridge as communicated to you from time to time; (iii) you will not issue, publish or otherwise make any public statement or any other form of public communication relating to the Corporation, the Campaign or the Proxy Solicitation without the prior written approval of Kimmeridge; and (iv) you will not agree to serve, or agree to be nominated to stand for election, by the Corporation or any other stockholder of the Corporation (other than Kimmeridge and its affiliates), as a director of the Corporation without the prior written approval of Kimmeridge.

7.                  From the date hereof until the Annual Meeting you may only invest in securities of the Corporation with the prior written approval of Kimmeridge. With respect to any purchases by you or your immediate family of securities of the Corporation approved by Kimmeridge, (i) you agree to consult with Kimmeridge regarding such purchases and provide necessary information following such purchases so that we may comply with any applicable disclosure or other obligations which may result from such investment and (ii) Kimmeridge or its affiliates shall prepare and complete any required disclosures including all regulatory filings related thereto at no cost to you. With respect to any purchases made pursuant to this paragraph you agree not to dispose of any such securities prior to the termination of this Agreement.

8.                  Each of us recognizes that should you be elected or appointed to the Board of Directors of the Corporation (the “Board”) all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to the Corporation and to the stockholders of the Corporation and, as a result, that there is, and can be, no agreement between you and Kimmeridge that governs the decisions which you will make as a director of the Corporation.

9.                  This Agreement shall automatically terminate on the earliest to occur of (i) the conclusion of the Annual Meeting (including the certification of the results thereof), (ii) your election or appointment to the Board, (iii) the termination of the Campaign and the Proxy Solicitation or (iv) our election to not include you as part of the Slate, provided, however, that the applicable expense provisions in the second paragraph, the indemnification provisions in the third paragraph, the confidentiality obligations in the sixth paragraph, and the eighth through twelfth paragraphs of this Agreement shall survive such termination.

10.              This Agreement sets forth the entire agreement between Kimmeridge and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by Kimmeridge and you.

11.              This Agreement shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of laws. Each party to this letter hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this letter shall exclusively be brought in a New York State or Federal court located in New York County in the State of New York and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof, and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum.

12.              This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement.

[Signature Page Follows]

Agreed to as of the date both parties have signed:

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:
Name:
Title:
Date:

NOMINEE:

By:
Name:
Date: